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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04014295

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49696

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2003 (MM/DD/YY) AND ENDING September 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Haywood Securities (U.S.A.) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 - 400 Burrard Street
(No. and Street)

Vancouver (City) B.C. Canada (State) V6C 3A6 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Dunlap (604) 697-7108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ellis Foster Chartered Accountants
(Name – *if individual, state last, first, middle name*)

1650 West 1st Avenue (Address) Vancouver (City) B.C. Canada (State) V6J 1G1 (Zip Code)

PROCESSED
DEC 02 2004
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING SECTION
NOV 29 2004
WASH. D.C. 185

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/21

OATH OR AFFIRMATION

I, Charles Dunlap, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Haywood Securities (U.S.A.) Inc., as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public FOR BRITISH COLUMBIA
MY COMMISSION DOES NOT EXPIRE BY
EFFLUXION OF TIME

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAYWOOD SECURITIES (U.S.A.) INC.

Financial Statements

September 30, 2004 and 2003

Index

Auditors' Report

Statements of Financial Condition

Statements of Income

Statements of Changes in Financial Condition

Statements of Changes in Stockholder's Equity

Statements of Changes in Liabilities Subordinated
to Claims of General Creditors

Notes to Financial Statements

Schedule 1: Computation of Net Capital

Schedule 2: Other Representations

Schedule 3: Reconciliation of Computation of Net Capital

Schedule 4: Auditor's Report on Internal Control Structure

ELLIS FOSTER

CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, B.C., Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.com
Website: www.ellisfoster.com

AUDITORS' REPORT

To the Stockholder of

HAYWOOD SECURITIES (U.S.A.) INC.

We have audited the statements of financial condition of **Haywood Securities (U.S.A.) Inc.** as at September 30, 2004 and 2003 and the statements of income, stockholder's equity, changes in financial condition, and changes in liabilities subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial condition of the company as at September 30, 2004 and 2003 and the results of its operations, changes in financial condition, and changes in liabilities subordinated to the claims of general creditors for the years then ended in accordance with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 to 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ellis Foster

Vancouver, Canada
November 19, 2004

Chartered Accountants

HAYWOOD SECURITIES (U.S.A.) INC.

Statements of Financial Condition
September 30, 2004 and 2003
(In U.S. Dollars)

	2004	2003
ASSETS		
Cash	$ 1,359,232	$ 801,694
Deposits receivable from broker/dealer	207,384	184,226
Due from Haywood Securities Inc., without interest or stated terms of repayment	-	436
	$ 1,566,616	$ 986,356
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current		
Accounts payable and accrued liabilities	$ 60,450	$ 46,712
Due to Haywood Securities Inc., without interest or stated terms of repayment	16,310	-
Income taxes payable	81,958	68,946
	158,718	115,658
Liabilities subordinated to claims of general creditors (note 3)	350,000	350,000
	508,718	465,658
Stockholder's equity		
Common stock (note 4)	100	100
Retained earnings	1,057,798	520,598
Total stockholder's equity	1,057,898	520,698
	$ 1,566,616	$ 986,356

Approved by the Directors: Director Director

ELLIS FOSTER

HAYWOOD SECURITIES (U.S.A.) INC.

Statements of Income
Years Ended September 30, 2004 and 2003
(In U.S. Dollars)

	2004	2003
Income		
Commissions	$ 2,504,483	$ 1,233,801
Interest	34,095	19,281
Management fee	-	37,021
	2,538,578	1,290,103
Expenses		
B.C. capital tax	-	915
Commissions	1,261,595	666,237
Consulting fees	11,712	7,414
Information services	60,353	26,219
Membership and exchange fees	45,019	31,452
Office and general	166,896	20,725
Professional fees	13,809	9,729
Rent	26,660	-
Salaries and benefits	130,511	-
Travel	6,880	5,186
	1,723,435	767,877
Income before income taxes	815,143	522,226
Income taxes	277,943	184,001
Net income for the year	$ 537,200	$ 338,225

HAYWOOD SECURITIES (U.S.A.) INC.

Statements of Changes in Financial Condition
Years Ended September 30, 2004 and 2003
(In U.S. Dollars)

	2004	2003
Cash flows from operating activities		
Net income	$ 537,200	$ 338,225
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts payable and accrued liabilities	13,738	27,714
Increase (decrease) in income taxes payable	13,012	(30,572)
Increase in deposit receivable from broker/dealer	(23,158)	(70,302)
Increase in intercompany receivable/payable	16,746	82
Net increase in cash during the year	557,538	265,147
Cash position, beginning of year	801,694	536,547
Cash position, end of year	$ 1,359,232	$ 801,694

HAYWOOD SECURITIES (U.S.A.) INC.

Statements of Changes in Stockholder's Equity
Years Ended September 30, 2004 and 2003
(In U.S. Dollars)

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at September 30, 2002	10	$ 100	$ 182,373	$ 182,473
2003 net income	-	-	338,225	338,225
Balance at September 30, 2003	10	100	520,598	520,698
2004 net income	-	-	537,200	537,200
Balance at September 30, 2004	10	$ 100	$ 1,057,798	$ 1,057,898

HAYWOOD SECURITIES (U.S.A.) INC.

Statements of Changes in Liabilities Subordinated to Claims of General Creditors
September 30, 2004 and 2003
(In U.S. Dollars)

Balance, September 30, 2004 and 2003	$	350,000

1. Nature of Operations

Haywood Securities (U.S.A.) Inc. is a broker/dealer registered under the Securities Exchange Act and incorporated under the laws of British Columbia, Canada on September 9, 1996.

2. Significant Accounting Policies

(a) Financial Instruments

The Company's financial instruments consist of cash, deposits receivable from broker/dealer, amounts due to/from Haywood Securities Inc., accounts payable and accrued liabilities and liabilities subordinated to claims of general creditors. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

3. Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to the claims of general creditors represent loans from the Company's parent, Haywood Securities Inc. The loans are covered by agreements approved by the Exchange, and are thus available to the Company in computing net capital under the Rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. The subordinated note is without interest or specific terms of repayment.

(In U.S. Dollars)

4. Common Stock

Authorized:

10,000 common shares without par value

Issued and outstanding:

		2004		2003
10 (2003 – 10) common shares	$	100	$	100

5. Related Party Transactions

Related party transactions not elsewhere disclosed in the financial statements are as follows:

The following expenses were incurred to the Company's parent, Haywood Securities Inc., as per the "Expense-Sharing Agreement", dated December 1, 2003:

			2004		2003
i)	Salaries	$	128,330	$	-
ii)	Telephone		138,330		-
iii)	Rent		26,660		-
		$	293,320	$	-

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital.

Haywood Securities (U.S.A.) Inc. follows the primary (aggregate indebtedness) method under rule 15c3-1 which requires it to maintain minimum net capital of $250,000. At September 30, 2004, the Company had net capital of $1,378,540 (2003 - $845,167), an excess of $1,128,540 (2003 - $595,167) over the minimum required.

SCHEDULE 1
FOCUS REPORT - PART I I A
Computation of Net Capital

As of 09 / 30 / 04

Firm Name : HAYWOOD SECURITIES (USA) INC. **Firm ID : 042072**

1	Total Ownership Equity (o /e)		1,057,898
2	Deduct o / e not allowable for net capital		
3	Total o / e qualified for net capital		1,057,898
4	Add:		
A	Allowable subordinated liabilities		350,000
B	Other deductions or credits		
	Description	Amount	
			0
5	Total cap & allowable subloans		1,407,898
6	Deductions &/or charges		
A	Total non-allowable assets		
B	Secured demand note deficiency		
C	Cap chrgs for spot & commodity futures		
D	Other deductions & / or charges		-29,358
7	Other additions & / or allowable credits		
	Description	Amount	
8	Net capital before haircuts		1,378,540
9	Haircuts on securities:		
A	Contractual commitments		
B	Subordinated debt		
C	Trading and investment sec:		
	1 Exempted securities		
	2 Debt securities		
	3 Options		
	4 Other securities		
D	Undue concentration		
E	Other		
	Description	Amount	
10	Net Capital		1,378,540

SCHEDULE 1 (CONTINUED)
FOCUS REPORT - PART I I A
Computation of Net Capital

As of 09 / 30 / 04

Firm Name : HAYWOOD SECURITIES (USA) INC. **Firm ID : 042072**

Computation of Basic Net Capital Requirement

11	Minimum net capital required (6 2/3% of Aggregate Indebtedness)	10,581
12	Minimum Dollar Requirement	250,000
13	Net Cap reqmt (greater of line 11 or 12)	250,000
14	Excess Net Capital	1,128,540
15	Exc net cap @ 1000% (net cap - 10% of AI)	1,362,668

Computation of Aggregate Indebtedness

16	Total AI Liab from Statement of Financial Condition		158,718
17	Add:		
A	Drafts for immediate credit		
B	Mkt val of sec borrowed where no equiv value is paid or credited		
C	Other unrecorded amounts		
	Description	Amount	
19	Total Aggregate Indebtedness		158,718
20	Ratio of AI/NC		12%
21	Percentage of debt to debt equity		0%

ELLIS FOSTER

SCHEDULE 2

As of 09 / 30 / 04

Firm Name: Haywood Securities (USA) Inc. Firm ID: 042072

Schedule: Computation of determination of Reserve Requirements Pursuant to Rule 15c3-3

This particular schedule is not applicable to the above firm as at September 30, 2004 due to the non-existence of client/customer accounts in the accounts of the Firm. As a result, the schedule is not included as part of the annual audit report.

Schedule: Information Relating to the Possession or control Requirements under Rule 15c3-3

This particular schedule is not applicable to the above firm as at September 30, 2004 due to the non-existence of client/customer accounts in the accounts of the Firm. As a result, the schedule is not included as part of the annual audit report.

Schedule: Report Describing Any Material Inadequacies Found to Exist Since the Date of the Last Audit

No material inadequacies noted during the year ended September 30, 2004.

SCHEDULE 3
Reconciliation of Computation of Net Capital

As of 09 / 30 / 04

Firm Name: Haywood Securities (USA) Inc.	Firm ID: 042072
Net Capital per Firm (per Sept 30, 2004 Focus Report)	$1,355,255
Add: Audit adjustments to revenue and expense accounts	23,285
Net Capital per audited Computation of Net Capital	$1,378,540

The Board of Directors
Haywood Securities (U.S.A.) Inc.
Vancouver, B.C.

In planning and performing our audit of the financial statements and accompanying information of Haywood Securities (U.S.A.) Inc. (the "Company"), for the period ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United

States of America. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate for the period ended September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ellis Foster

Vancouver, B.C., Canada
November 19, 2004

Chartered Accountants